

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


06012472

31st March 2006


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2006
WASH. D.C. 160 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 31st January 2006:

"Drilling Update - Lembu Peteng-1 Well"
"Mauritania Update"

Yours faithfully

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling update – Lembu Peteng

Indonesia

Premier is pleased to announce the conclusion of testing operations on the operated Lembu Peteng-1 well on Natuna Sea Block A.

A test of the oil zone flowed at a stabilised rate of 610 bpd.

A test was previously completed on two of the gas zones, which yielded 8.5 mmscf/d of gas plus 580 bpd of condensate.

The Lembu-Peteng discovery lies approximately 14 km to the West of the producing KH field and there are follow-up prospects on the Lembu trend.

Premier is the operator of Natuna Sea Block A with a 28.67% interest, and the other partners in the block are Kufpec (33.33%), Amerada Hess (23%) and Petronas (15%).

Premier's Chief Executive, Simon Lockett, said:

"Premier is delighted to be able to report its second operated well success of the year. The additional hydrocarbons discovered will add to the portfolio of reserves to be commercialised through the second gas sale into Singapore.

A further four exploration and appraisal wells are planned for the Block A and Kakap area for 2006. The results from Lembu Peteng will facilitate the identification of the exploration and appraisal targets.

Premier's immediate operated exploration focus in the Natuna Sea now moves on to the Dua and Blackbird high impact wells in Vietnam."

31 March 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Mauritania Update

Premier advises that the following release regarding disputed amendments was made earlier today by Woodside Petroleum Ltd:

Resolution of Mauritanian Dispute

Woodside Petroleum Ltd. advises that it has resolved a dispute with the Mauritanian Government over amendments to four offshore production contracts operated by the company's wholly-owned subsidiary Woodside Mauritania Pty Ltd.*

Woodside and the Mauritanian Government have reached an agreement in principle to settle the dispute without the need for formal arbitration.

Woodside Chief Executive Don Voelte said the agreement laid the foundation for good relations between the company and the Mauritanian Government.

"The Mauritanian Government has worked constructively with Woodside to resolve differences between the parties," he said.

"We are happy with this agreement and look forward to building a productive and cooperative relationship with the Mauritanian Government."

*The disputed amendments refer to the following offshore production sharing contracts ('PSC'): PSC-A, PSC-B, PSC-C Block 2, PSC-C Block 6. Premier holds a 4.62% stake in PSC-A, a 9.23% stake in PSC-B and has no interest in PSC-C.

Premier's Chief Executive, Simon Lockett, said:

"Premier is pleased to announce significant progress in resolving the dispute with the Mauritanian Government. There will now follow a period where detailed terms and agreements with the Mauritanian Government will be progressed."

31 March 2006

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**